UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________

FORM 6-K

______________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

CLPS INCORPORATION

(Translation of registrant’s name into English)

c/o 2nd Floor, Building 18, Shanghai Pudong Software

Park, 498 Guoshoujing Road, Pudong, Shanghai,

201203, People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 001-38505.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K filed by CLPS Incorporation (together with our subsidiaries, unless the context indicates otherwise, “we,” “us,” “our,” or the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

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Unaudited Condensed Consolidated Balance Sheets as of March 31, 2018 and June 30, 2017	2
Unaudited Condensed Consolidated Statements of Income and Comprehensive Income for the three months ended March 31, 2018 and 2017, and for the nine months ended March 31, 2018 and 2017	3

1

CLPS INCORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of March 31, 2018	As of June 30, 2017
ASSETS
Current assets
Cash and cash equivalents	$2,900,656	$4,814,568
Accounts receivable, net	14,832,141	6,644,774
Prepayments, deposits and other assets, net	1,219,124	578,391
Prepaid income tax	151,276	169,557
Amount due from related parties	87,098	118,006
Total Current Assets	19,190,295	12,325,296

Property and equipment, net	371,524	273,347
Intangible assets, net	288,291	305,464
Goodwill	210,838	195,080
Prepayments, deposits and other assets, net	125,928	123,783
Equity investment	95,654	-
Deferred tax assets	382,745	298,953
Total Assets	$20,665,275	$13,521,923

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and other current liabilities	$696,481	$239,165
Short-term bank loans	2,694,258	-
Taxes payable	830,869	640,864
Deferred revenue	131,950	110,631
Customer deposits	759,341	97,740
Salaries and benefits payable	6,863,249	5,392,434
Amounts due to related parties	986,421	1,729,791
Total Current Liabilities	12,962,569	8,210,625

Commitments and Contingencies

Shareholders’ Equity
Common share, $0.0001 par value; 100,000,000 shares authorized; 11,290,000 shares issued and outstanding as of March 31, 2018 and June 30, 2017 *	1,129	1,129
Additional paid-in capital	7,120,943	7,120,943
Statuary reserves	908,847	680,671
Accumulated deficit	(1,042,994)	(2,521,285)
Accumulated other comprehensive loss	(22,820)	(447,270)

Total CLPS Incorporation’s Shareholders’ Equity	6,965,105	4,834,188

Non-controlling Interests	737,601	477,110

Total Shareholders’ Equity	7,702,706	5,311,298

Total Liabilities and Shareholders’ Equity	$20,665,275	$13,521,923

* The shares and per share data are presented on a retroactive basis to reflect the nominal share issuance.

2

CLPS INCORPORATION

UNAUDITED CONDENSED CONSOLIDATED statements of INCOME AND COMPREHENSIVE INCOME

	For the three months ended March 31,		For the nine months ended March 31,
	2018	2017	2018	2017

Revenues	$12,883,298	$7,867,460	$35,083,293	$22,191,398
Less: Cost of revenues	(8,919,509)	(4,961,120)	(22,261,487)	(13,445,017)
Gross profit	3,963,789	2,906,340	12,821,806	8,746,381

Operating expenses:
Selling and marketing	471,064	426,093	1,603,995	708,711
Research and development	2,251,332	1,226,360	5,814,320	3,233,126
General and administrative	1,079,234	975,907	4,143,466	4,008,496
Total operating expenses	3,801,630	2,628,360	11,561,781	7,950,333
Income from operations	162,159	277,980	1,260,025	796,048
Subsidies and other income	293,076	7,952	659,874	462,961
Other expense	(30,515)	(301)	(43,728)	(2,447)

Income before income tax	424,720	285,631	1,876,171	1,256,562
Provision (benefit) for income taxes	(170,480)	40,535	(44,420)	(13,507)
Net income	595,200	245,096	1,920,591	1,270,069
Less: Net income attributable to non-controlling interests	220,062	5,671	214,124	5,196
Net income attributable to CLPS Incorporation’s shareholders	$375,138	$239,425	$1,706,467	$1,264,873

Other comprehensive income (loss)
Foreign currency translation gain (loss)	$239,523	$62,128	$470,747	$(171,697)
Less: foreign currency translation gain (loss) attributable to Non-controlling interests	25,524	3,611	46,297	(3,438)
Other comprehensive income (loss) attributable to CLPS Incorporation’s shareholders	$213,999	$58,517	$424,450	$(168,259)

Comprehensive income
CLPS Incorporation shareholders	$589,137	$297,942	$2,130,917	$1,096,614
Non-controlling interest	245,586	9,282	260,421	1,758
	$834,723	$307,224	$2,391,338	$1,098,372

Basic and diluted earnings per common share *	$0.03	$0.02	$0.15	$0.11
Weighted average number of share outstanding – basic and diluted	11,290,000	11,290,000	11,290,000	11,290,000

* The shares and per share data are presented on a retroactive basis to reflect the nominal share issuance.

3

Third Quarter 2018 Highlights (all comparisons to prior year unless noted)

	Three months ended March 31, 2018 (Unaudited)		Three months ended, March 31, 2017 (Unaudited)
	Amount	As % of Sales	Amount	As % of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)

Revenues	$12,883,298	100.0%	$7,867,460	100.0%	$5,015,838	63.8%
Cost of revenues	(8,919,509)	69.2%	(4,961,120)	63.1%	(3,958,389)	79.8%
Gross profit	3,963,789	30.8%	2,906,340	36.9%	1,057,449	36.4%
Operating expenses
Selling and marketing	471,064	3.7%	426,093	5.4%	44,971	10.6%
Research and development expense	2,251,332	17.5%	1,226,360	15.6%	1,024,972	83.6%
General and administrative expenses	1,079,234	8.4%	975,907	12.4%	103,327	10.6%
Total operating expenses	3,801,630	29.5%	2,628,360	33.4%	1,173,270	44.6%
Income from operations	162,159	1.3%	277,980	3.5%	(115,821)	(41.7%)

Subsidies and other income	293,076	2.3%	7,952	0.1%	285,124	3,585.6%
Other expenses	(30,515)	0.2%	(301)	0.0%	30,214	10,037.9%
Income before income taxes	424,720	3.3%	285,631	3.6%	139,089	48.7%
Provision (benefit) for income taxes	(170,480)	1.3%	40,535	0.5%	(211,015)	(520.6%)
Net income	$595,200	4.6%	$245,096	3.1%	$350,104	142.8%

●     Revenues increased by approximately $5.0 million, or 63.8%, to approximately $12.9 million for the three months ended March 31, 2018 from approximately $7.9 million for the three months ended March 31, 2017.

●     Net income was approximately $0.6 million for the three months ended March 31, 2018, an increase of $0.4 million from $0.2 million for the three months ended March 31, 2017. For the three months ended March 31, 2018, net income was up because of the subsidies and other income as well as the tax benefit derived from the net operating loss carried forwards.

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Third Quarter of 2018 Financial Results

Revenue

For the three months ended March 31, 2018, revenues increased by approximately $5.0 million, or 63.8%, to approximately $12.9 million from $7.9 million for the three months ended March 31, 2017. The overall growth in our revenues reflected an increase in revenues from both of our IT consulting services and customized IT solution services.

	For the three months ended March 31,
	2018 (Unaudited)		2017 (Unaudited)
	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %

IT consulting services	$12,207,404	94.8%	$7,232,105	91.9%	$4,975,299	68.8%
Customized IT solution services	645,957	5.0%	587,655	7.5%	58,302	9.9%
Other	29,937	0.2%	47,700	0.6%	(17,763)	(37.2%)
Total	$12,883,298	100.0%	$7,867,460	100.0%	$5,015,838	63.8%

For the three months ended March 31, 2018, revenue derived from our IT consulting services increased by 68.8% to $12.2 million from $7.2 million for the three months ended March 31, 2017, primarily reflecting the increasing demands for our IT consulting service from banks and other financial institutions. For the three months ended March 31, 2018 and 2017, 47.2% and 49.5% of our IT consulting service revenues were from international banks, respectively. For the three months ended March 31, 2018, we strengthened our expertise in the financial industry to leverage our existing industry knowledge and grew our customer base of local Chinese financial institutions.

For the three months ended March 31, 2018, revenues derived from our customized IT solution services increased by 9.9% to $0.65 million from $0.59 million for the period of 2017. Historically, IT consulting services have contributed the substantial majority of our net revenues. In recent years, we started to develop customized IT solution service to small and medium enterprises (“SME”) in China. With the growing demand for our financial IT solution innovations and e-banking technology, our financial IT solutions service provides SMEs affordable integrated technologies that are reshaping our customers’ business and operating models. We plan to expand our financial IT solution service in China, which is driven by the increased adoption of big data, platform engineering for cloud solutions and an expanded range of services, such as artificial intelligence.

Cost of Revenue

Our cost of revenues mainly consists of compensation and benefit expenses for our IT professionals, travel expenses and material costs. Our cost of revenues increased by $4.0 million or 79.8% to approximately $8.9 million for the three months ended March 31, 2018 from approximately $5.0 million for the three months ended March 31, 2017, primarily as a result of increased headcount, expanded office facilities and an increase in depreciation and amortization expenses to enable and match the growth of our business. As a percentage of revenues, our cost of revenues was 69.2% and 63.1% for the three months ended March 31, 2018 and 2017, respectively. Our total number of employees grew from 1,243 employees as of March 31, 2017 to 1,618 employees as of March 31, 2018.

Gross Profit and Gross Margin

Our gross profit increased $1.1 million, or 36.4%, to approximately $4.0 million for the three months ended March 31, 2018 from approximately $2.9 million for the three months ended March 31, 2017. Customized IT solution services contribute favorably to our client retention and understanding of our clients’ businesses, and provide opportunities to cross-sell our other services. Gross margin for the three months ended March 31, 2018 decreased because gross margin of the new projects was lower.

5

Selling and marketing expenses

Selling and marketing expenses primarily consisted of salary and compensation expenses relating to selling and marketing activities, and also included entertainment, travel and transportation, and other expenses relating to our marketing activities.

Selling and marketing expenses increased by $44,971 or 10.6% from $0.4 million for the three months ended March 31, 2017 to $0.5 million for the three months ended March 31, 2018. The increase was primarily attributable to our expansion of the pre-sales and marketing teams in Shanghai and Dalian in China to support our operations. Accordingly, as a percentage of sales, our selling expenses were 3.7% of revenues for the three months ended March 31, 2018 as compared to 5.4% for the three months ended March 31, 2017. While we expect our selling and marketing expenses to increase as we continue our business expansion, we expect these expenses to remain relatively steady as a percentage of our net revenues to support our business growth in the near future.

Research and development (“R&D”) expenses

R&D expenses primarily consisted of compensation and benefit expenses relating to our research and development personnel as well as office overhead and other expenses relating to our R&D activities. Our R&D expenses increased by $1.0 million from $1.2 million for the three months ended March 31, 2017 to $2.3 million for the three months ended March 31, 2018, representing 17.5% and 15.6% of our total revenues for the three months ended March 31, 2018 and 2017, respectively. The increased R&D expense for the three months ended March 31, 2018 is attributable to the launch of several research projects related to cloud computing and mobile internet applications in fiscal 2018. We expect to increase our investment in research and development to enhance our industry knowledge, improve our competitiveness and enable us to identify attractive market opportunities for new and enhanced services and solutions.

General and administrative expenses

General and administrative expenses primarily consisted of compensation and benefit expenses relating to our finance, legal, human resources and executive office personnel, and included rental expenses, depreciation and amortization expense, office overhead, professional service fees and travel and transportation costs.

General and administrative expenses increased by $0.1 million or 10.6% from approximately $1.0 million for the three months ended March 31, 2017 to approximately $1.1 million for the three months ended March 31, 2018. As a percentage of revenues, general and administrative expenses were 8.4% and 12.4% of our revenue for the three months ended March 31, 2018 and 2017, respectively.

Subsidies and other income

Subsidies and other income primarily included government subsidies which represented amounts granted by local government authorities as a general incentive for us to promote development of the local technology industry. The Company records government subsidies and other income upon receipt and when there is no further performance obligation. Total government subsidies amounted to $0.3 million and $7,952 for the three months ended March 31, 2018 and 2017, respectively. The increase in government subsidies for the three months ended March 31, 2018 was because the local governments were in the process of amending the existing subsidy policy and deferred the approvals for government subsidies that are applicable to us. While we expect the continued support of local governments to promote the technology industry, we only record government subsidies and other income when received due to uncertainties.

Income before income taxes

Our income before income taxes was approximately $0.4 million for the three months ended March 31, 2018, an increase of 48.7% compared with the three months ended March 31, 2017.

Provision (benefit) for income taxes

Our income tax benefit was $0.2 million for the three months ended March 31, 2018, compared to $40,535 income tax expense for the three months ended March 31, 2017. The increase of $0.2 million in deferred tax benefit was mainly because we recognized deferred tax assets as a result of the net operating losses carry forward for some of our subsidiaries.

Net Income

Our net income was approximately $0.6 million for the three months ended March 31, 2018, an increase of $0.4 million from $0.2 million for the three months ended March 31, 2017. The increase in net income was caused by the increase tax benefit of $0.2 million and the subsidies and other income for the three months ended March 31, 2018 as compared to the period of 2017 as mentioned above.

6

Other comprehensive income

Foreign currency translation adjustments amounted to a gain of $0.2 million and $0.1 million for the three months ended March 31, 2018 and 2017, respectively. The balance sheet amounts with the exception of equity as of March 31, 2018 were translated at 6.2726 RMB to 1.00 USD as compared to 6.8832 RMB to 1.00USD as of March 31, 2017. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the three months ended March 31, 2018 and 2017 were 6.3535 RMB to 1.00 USD and 6.8853 RMB to 1.00 USD, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation.

Nine Months Ended March 31, 2018 Financial Results

	Nine months ended March 31, 2018 (Unaudited)		Nine months ended March 31, 2017 (Unaudited)
	Amount	As % of Sales	Amount	As % of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)

Revenues	$35,083,293	100.0%	$22,191,398	100.0%	$12,891,895	58.1%
Cost of revenues	(22,261,487)	63.5%	(13,445,017)	60.6%	(8,816,470)	65.6%
Gross profit	12,821,806	36.5%	8,746, 381	39.4%	4,075,425	46.6%
Operating expenses
Selling and marketing	1,603,995	4.6%	708,711	3.2%	895,284	126.3%
Research and development expense	5,814,320	16.6%	3,233,126	14.6%	2,581,194	79.8%
General and administrative expenses	4,143,466	11.8%	4,008,496	18.1%	134,970	3.4%
Total operating expenses	11,561,781	33.0%	7,950,333	35.8%	3,611,448	45.4%
Income from operations	1,260,025	3.6%	796,048	3.6%	463,977	58.3%

Subsidies and other income	659,874	1.9%	462,961	2.1%	196,913	42.5%
Other expenses	(43,728)	0.1%	(2,447)	0.0%	41,281	1,687.0%
Income before income taxes	1,876,171	5.3%	1,256,562	5.7%	619,609	49.3%
Benefit for income taxes	(44,420)	0.1%	(13,507)	0.1%	30,913	228.9%
Net income	$1,920,591	5.5%	$1,270,069	5.7%	$650,522	51.2%

●     Revenues increased by approximately $12.9 million, or 58.1%, to approximately $35.1 million for the nine months ended March 31, 2018 from approximately $22.2 million for the three months ended March 31, 2017.

●     Net income was approximately $1.9 million for the nine months ended March 31, 2018, an increase of $0.6 million from $1.3 million for the nine months ended March 31, 2017. The increase in net income was in line with expansion of our business and increased revenues.

7

Revenue

Our total revenues increased by approximately $12.9 million, or 58.1%, to approximately $35.1 million for the nine months ended March 31, 2018 from approximately $22.2 million for the nine months ended March 31, 2017. The overall growth in our revenues reflected an increase in revenues from our IT consulting services.

	For the Nine months ended March 31,
	2018 (Unaudited)		2017 (Unaudited)
	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %

IT consulting services	$33,840,013	96.5%	$20,514,946	92.4%	$13,325,067	65.0%
Customized IT solution services	1,170,177	3.3%	1,348,254	6.1%	(178,077)	(13.2%)
Other	73,103	0.2%	328,198	1.5%	(255,095)	(77.7%)
Total	$35,083,293	100.0%	$22,191,398	100.0%	$12,891,895	58.1%

For the nine months ended March 31, 2018, revenue derived from our IT consulting services increased by 65.0% to $33.8 million from $20.5 million for the nine months ended March 31, 2017, primarily reflecting the increasing demands for our IT consulting services from banks and other financial institutions. For the nine months ended March 31, 2018 and 2017, 46.4% and 54.0% of our IT consulting service revenue were from international banks, respectively. For the nine months ended March 31, 2018, we strengthened our expertise in the financial industry to leverage our existing industry knowledge and grew our customer base of local Chinese financial institutions.

Cost of Revenue

Our cost of revenues mainly consists of compensation and benefit expenses for our IT professionals, travel expenses and material costs. Our cost of revenues increased by $8.8 million or 65.6% to approximately $22.3 million for the nine months ended March 31, 2018 from approximately $13.4 million for the nine months ended March 31, 2017, primarily as a result of increased headcount, expanded office facilities and increase of depreciation and amortization expenses to enable and match the growth of our business. As a percentage of revenues, our cost of revenues was 63.5% and 60.6% for the nine months ended March 31, 2018 and 2017, respectively. Our total number of employees grew from 1,243 employees as of March 31, 2017 to 1,618 employees as of March 31, 2018.

Gross Profit and Gross Margin

Our gross profit increased by $4.1 million, or 46.6%, to approximately $12.8 million for the nine months ended March 31, 2018 from approximately $8.7 million for the nine months ended March 31, 2017. Customized IT solution services contribute favorably to our client retention and understanding of our clients’ businesses, and provide opportunities to cross-sell our other services. Gross margin for the nine months ended March 31, 2018 decreased compared to the period of 2017 because gross margin of the new projects was lower.

Selling and marketing expenses

Selling and marketing expenses primarily consisted of compensation and benefit expenses relating to our selling and marketing activities, and also included entertainment, travel and transportation, and other expenses relating to our marketing activities.

Selling and marketing expenses increased by $0.9 million or 126.3% from $0.7 million for the nine months ended March 31, 2017 to $1.6 million for the nine months ended March 31, 2018. The increase was primarily attributable to our expansion of the pre-sales and marketing teams in Shanghai and Dalian in China to support our operations. Accordingly, as a percentage of sales, our selling expenses were 4.6% of revenues for the nine months ended March 31, 2018 as compared to 3.2% for the nine months ended March 31, 2017. While we expect our selling and marketing expenses to increase as we continue our business expansion, we expect these expenses to remain relatively steady as a percentage of our net revenues to support our business growth in the near future.

Research and development (“R&D”) expenses

R&D expenses primarily consisted of compensation and benefit expenses relating to our research and development personnel as well as office overhead and other expenses relating to our R&D activities. Our R&D expenses increased by $2.6 million from $3.2 million for the nine months ended March 31, 2017 to $5.8 million for the nine months ended March 31, 2018, representing 16.6% and 14.6% of our total revenues for the period of 2018 and 2017, respectively. The increased R&D expense for the nine months ended March 31, 2018 was attributable to the research projects on office automation system and big data platform for decision-making, and projects related to cloud computing and mobile internet applications. We expect to increase our investment in research and development to enhance our industry knowledge, improve our competitiveness and enable us to identify attractive market opportunities for new and enhanced services and solutions.

8

General and administrative expenses

General and administrative expenses primarily consisted of salary and compensation benefit expenses relating to our finance, legal, human resources and executive office personnel, and included rental expenses, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs.

General and administrative expenses increased by $0.1 million or 3.4% from approximately $4.0 million for the nine months ended March 31, 2017 to approximately $4.1 million for the nine months ended March 31, 2018. As a percentage of revenues, general and administrative expenses were 11.8% and 18.1% of our revenue for the nine months ended March 31, 2018 and 2017, respectively.

Subsidies and other income

Subsidies and other income primarily included government subsidies which represented amounts granted by local government authorities as a general incentive for us to promote development of the local technology industry. The Company records government subsidies and other income upon receipt and when there is no further performance obligation. Total government subsidies amounted to $0.7 million and $0.5 million for the nine months ended March 31, 2018 and 2017, respectively. While we expect the continued support of local government to promote the technology industry, we only record government subsidies and other income when received due to uncertainties.

Income before income taxes

Our income before income taxes was approximately $1.9 million for the nine months ended March 31, 2018, an increase of 49.3% compared with the period 2017.

Provision (benefit) for income taxes

Our income tax benefit was $44,420 for the nine months ended March 31, 2018, compared to $13,507 income tax benefit for the nine months ended March 31, 2017. The increase of $30,913 in deferred tax benefit was mainly because we recognized deferred tax assets as a result of the net operating losses carry forward for some of our subsidiaries.

Net Income

Our net income was approximately $1.9 million for the nine months ended March 31, 2018, an increase of $0.6 million with $1.3 million for the nine months ended March 31, 2017. For the nine months ended March 31, 2018, the increase in net income was in line with increased revenues, gross profit and operating expenses as compared to the period of 2017 as mentioned above. Subsidies and other income also contributed to the increase of net income.

Other comprehensive income

Foreign currency translation adjustments amounted to a gain of $0.5 million for the nine months ended March 31, 2018 and a loss of $0.2 million for the nine months ended March 31, 2017, respectively. The balance sheet amounts with the exception of equity as of March 31, 2018 were translated at 6.2726 RMB to 1.00 USD as compared to 6.8832 RMB to 1.00 USD as of March 31, 2017. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the periods ended March 31, 2018 and 2017 were 6.5453 RMB to 1.00 USD and 6.7915 RMB to 1.00 USD, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation.

Liquidity and Capital Resources

As of March 31, 2018, we had cash and cash equivalents of approximately $2.9 million and working capital of approximately $6.2 million. Our current assets were approximately $19.2 million, and our current liabilities were approximately $13.0 million. Total shareholders’ equity as of March 31, 2018 was approximately $7.7 million. We believe that we will have sufficient working capital to operate our business for the next 12 months.

On May 29, 2018, CLPS completed its initial public offering, or IPO, of 2,000,000 common shares, $0.0001 par value per share. The common shares were sold at an offering price of $5.25 per share, generating gross proceeds of approximately $10.5 million; net proceeds from the IPO were approximately $9.3 million.

The registration statement relating to this IPO also covered the underwriters’ common stock purchase warrants and the common shares issuable upon the exercise thereof in the total amount of 83,162 common shares. Each five-year warrant entitles the warrant holder to purchase the Company’s shares at the exercise price of $6.30 per share and is not be exercisable for a period of 180 days from May 23, 2018.

On June 8, 2018, the Company closed on the exercise in full of the over-allotment option to purchase an additional 300,000 common shares of the Company by The Benchmark Company, LLC, the representative of the underwriters in connection with and the book running manager of the Company’s IPO, at the IPO price of $5.25 per share. As a result, the Company has raised gross proceeds of approximately $1.58 million, in addition to the IPO gross proceeds of approximately $10.5 million, or combined gross proceeds in this IPO of approximately $12.08 million, before underwriting discounts and commissions and offering expenses.

9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CLPS INCORPORATION

By:	/s/ Raymond Ming Hui Lin
Raymond Ming Hui Lin Chief Executive Officer

Date: June 27, 2018

10

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated June 27, 2018.

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